SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ___________.

Commission file number: 1-16027

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Lantronix, Inc. 2013 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of the its principal executive office:

Lantronix, Inc.

7535 Irvine Center Drive, Suite 100

Irvine California 92618

Lantronix, Inc. 2013 Employee Stock Purchase Plan

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Lantronix, Inc. 2013 Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of Lantronix, Inc. 2013 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2015 and 2014, and the changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Squar Milner LLP

(formerly Squar, Milner, Peterson, Miranda & Williamson, LLP)

Newport Beach, California

March 11, 2016

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LANTRONIX, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2015	2014
Assets
Plan cash held by Lantronix, Inc.	$27,039	$65,047

Liabilities
Obligation to participants	27,039	65,047

Plan equity	$–	$–

See accompanying notes.

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LANTRONIX, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

	Years Ended
	December 31,
	2015	2014
Additions
Participant contributions	$220,975	$279,262
Deductions
Participant withdrawals	8,202	1,917
Contributions used to purchase stock on behalf of participants	250,781	240,896
Increase (decrease) in obligation to participants	(38,008)	36,449
Net change in plan equity	–	–

Plan equity:
Beginning of year	–	–
End of year	$–	$–

See accompanying notes.

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LANTRONIX, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Plan Description and Summary of Significant Plan Provisions

The following description of the Lantronix, Inc. 2013 Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants and other users should refer to the Plan agreement for a complete description of the Plan’s provisions.

The Board of Directors and stockholders of Lantronix, Inc. (the “Company”) adopted the Plan effective November 12, 2012, in which 1,300,000 shares of the Company’s common stock were reserved for issuance under the Plan. As of December 31, 2015 and 2014 there were 812,547 and 1,028,489 shares, respectively, available for issuance under the Plan.

The Plan is intended to assist in promoting and closely aligning the interests of employees and stockholders of the Company. The Plan year is January 1 to December 31.

Participation in an Offering. The Plan is implemented by consecutive, overlapping offering periods lasting for 24 months (an “Offering Period”), with a new Offering Period commencing on the first trading day on or after May 16 and November 16 of each year. Common stock may be purchased under the Plan every six months (a “Purchase Period”), unless the participant withdraws or terminates employment earlier. To the extent the fair market value of the Company’s common stock on the enrollment date of a new Offering Period is lower than the fair market value of its common stock on the enrollment date of the immediately preceding Offering Period, all participants in the immediately preceding Offering Period will be automatically withdrawn from such Offering Period immediately after the exercise of their options on the exercise date immediately preceding the new Offering Period and automatically re-enrolled in the new Offering Period as of the first day thereof. To participate in the Plan, each eligible employee must authorize payroll deductions ranging from 1% to 15% of their after-tax base pay. Generally, a participant in the Plan may withdraw from an Offering Period at any time without affecting his or her eligibility to participate in future Offering Periods, and may increase or decrease the rate of their payroll deductions during an Offering Period. The Company makes no contributions to the Plan.

Once an employee becomes a participant in the Plan, the employee will automatically participate in each successive Offering Period until such time as the employee withdraws from the Plan or the employee’s employment with the Company terminates. At the beginning of each Offering Period, each participant is automatically granted an option to purchase shares of the Company’s common stock. The option expires at the end of the Offering Period or upon termination of employment, whichever is earlier, but is exercised at the end of each Purchase Period to the extent of the payroll deductions accumulated during such Purchase Period.

Purchase Price; Shares Purchased. Shares of the Company’s common stock may be purchased under the Plan at a price not less than 85% of the lesser of the fair market value of the Company’s common stock on the (i) the first trading day of each Offering Period or (ii) the last trading day of each Purchase Period (the “Purchase Price”). The fair market value of the Company’s common stock on any relevant date will generally be the closing price per share as quoted on the Nasdaq Stock Market. The number of shares of the Company’s common stock a participant purchases in each Purchase Period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during that Purchase Period by the Purchase Price. The Plan purchases only whole shares of the Company's common stock.

Eligibility. Each of the Company’s employees (including officers) is eligible to participate in an Offering Period; provided however, that no employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such employee would own capital stock and/or hold outstanding options to purchase such stock representing five percent or more of the voting power or value of the Company’s stock, or (ii) to the extent that his or her rights to purchase stock under all of the Company’s employee stock purchase plans accrue at an amount which exceeds $25,000 worth of common stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time. Participation in the Plan by eligible employees is voluntary.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Participant Contributions. Participant contributions are recorded in the period in which funds are withheld from participants’ compensation.

Contributions Used to Purchase Stock on Behalf of Participants. Contributions used to purchase stock on behalf of participants are recorded in the period in which the funds are used to purchase common stock of Lantronix, Inc.

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Obligation to Participants. Obligation to participants represents cash held by the Company for purposes of purchasing common stock of Lantronix, Inc. at the conclusion of the current Purchase Period.

Administrative Expenses. The Company is the Administrator of the Plan and pays all costs related to the Plan’s administration.

Note 3 – Income Taxes

The Plan is an employee stock purchase plan that is intended to meet the requirements of Section 423 of the Internal Revenue Code of 1986, as amended. Employees participating in the Plan receive a purchase price discount at the date of purchase but do not recognize taxable income until the shares are subsequently sold. The Plan is not subject to federal or state income taxes, therefore no provision for income taxes is included in the financial statements. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to certain restrictions. The Plan shall continue in effect for a period of ten years following the effective date of adoption, unless terminated earlier by the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LANTRONIX, INC. 2013 EMPLOYEE STOCK PURCHASE PLAN

Date: March 11, 2016	By:	/s/ JEREMY WHITAKER
Jeremy Whitaker
Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm, Squar Milner LLP (formerly Squar, Milner, Peterson, Miranda & Williamson, LLP)

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